MIDSOUTH BANCORP, INC.

102 Versailles Boulevard
Lafayette, Louisiana 70501

(337) 237-8343

September 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE:	MidSouth Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-227109

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), MidSouth Bancorp, Inc. (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal, effective as of the date hereof, of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed by the Registrant with the Commission on August 29, 2018.

On April 30, 2019, the Registrant and Hancock Whitney Corporation, a Mississippi corporation (“Hancock Whitney”), entered into an Agreement and Plan of Merger pursuant to which, on the terms and subject to the conditions set forth therein, MidSouth will merge with and into Hancock Whitney (the “Merger”), with Hancock Whitney as the surviving corporation in the Merger. The Merger is expected to close on or about September 20, 2019, and remains subject to the satisfaction of customary closing conditions.

MidSouth is requesting to withdraw the Registration Statement because the Registrant no longer intends to offer or sell securities under the Registration Statement and, as a result of the Merger, any and all offerings of securities registered pursuant to the Registrant’s existing registration statements, including the Registration Statement, will be terminated. Although the Registration Statement was declared effective on September 10, 2018, MidSouth confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

MidSouth further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Hancock Whitney for potential future use.

Thank you for your assistance with this request. If you have any questions or require any further information prior to September 20, 2019, please contact Brad R. Resweber at Troutman Sanders LLP at (404) 885-3132 and after September 20, 2019, please contact Nicholas G. Demmo, at Wachtell, Lipton, Rosen & Katz at (212) 403-1381.

Sincerely,

MIDSOUTH BANCORP, INC.

By:	/s/ James R. McLemore
Name:	James R. McLemore
Title:	President and Chief Executive Officer